

DIVISION OF
CORPORATION FINANCE

February 5, 2009

Mail Stop 3561

<u>via U.S. mail and facsimile</u>

Thomas Roth, President
Encore Brands, Inc.
502 East John Street
Carson City, NV 89706

RE: Encore Brands, Inc.
Form S-1
File No. 333-156612

Dear Mr. Roth:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Cover Page</u>

1. You state that this offering is on a self-underwritten basis. Clarify both on the cover page and in the plan of distribution, the specific terms of the offering. For example, clarify whether this is a self-underwritten offering with no minimum, with a minimum and a maximum, or on an all or none basis.

Risk Factors, page 5

2. Please disclose in greater detail the risk factors of this offering, particularly the specific risks in starting a business, such as finding a manufacturer, distributors, marketing agents and employees. Also, add a risk factor discussing the going concern raised in the report of the independent registered public accounting firm. Lastly, if there are any risks associated with the licensing agreement, please disclose.

Use of Proceeds, page 8

3. Please indicate in this section the order of priority of the various purposes if less than the maximum is raised in this offering. Consider providing such information in tabular format at various percents of the offering received. Discuss the registrant's plans if substantially less than the maximum proceeds are obtained. See Item 504 of Regulations S-K. Disclose in greater detail how the company's activities will vary depending upon varying levels of offering proceeds.

Description of Our Business, page 16

General Information, page 16

4. Please disclose the principal terms of the license to distribute Ecstasy Brand Liqueur. In addition, please ensure that the disclosure of the terms is consistent throughout the document. On page 21, under "Describe the Company's intellectual properties: patents, copyrights, trade secrets or other proprietary information," you talk about a non-exclusive license in the United States and Canada. Elsewhere you talk about an exclusive license in the United States. Please reconcile.

5. Please provide a detailed plan of operations, as required by Item 101(a)(2)(iii) of Regulation S-K.

Certain Relationships and Related Transactions, page 30

6. Note 3 of the financial statements states that the company has agreed to issue 1.5 million shares to the licensor under the license agreement.   The licensor and its control persons would appear to be a principal shareholder. Please disclose the license in this section as a related party transaction.

Notes to the Financial Statements, page 30

Note 3 – Intangible Asset, page 31

7. Please disclose your relationship with Encore Brands, LLC and tell us your consideration of paragraph 2 of SFAS 57. In addition, provide us with an analysis as to whether Encore Brands, LLC represents a predecessor as defined in Rule 405 of Regulation C. If Encore Brands, LLC represents a predecessor business, provide its audited financial statements as set forth by Note 1 to Rule 8-01 of Regulation S-X.

8. We note you agreed to issue 1,500,000 shares of your common stock in exchange for the exclusive sales and distribution licensing rights to Ecstasy Brand Liqueur in the United States and Canada. Please disclose how you determined the fair value of the licensing rights and why you believe such intangible asset is not impaired.

Exhibits

9. Please file as an exhibit your license to sell Ecstasy Brand Liqueur.

Signatures

10. Please include the signatures of a majority of directors, as required by Instruction 1 to Form S-1.

General

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Steve Lo at (202) 551-3394 or Ryan Milne at (202) 551-3688 if you have questions regarding comments on the financial statements and related matters. Please contact Susann Reilly at (202) 551-3236 or Pamela Howell at (202) 551-3357 with other questions.

Sincerely,

John Reynolds
Assistant Director
Office of Office of Beverages, Apparel and
Healthcare

cc: Thomas Roth, President
        By facsimile: (775) 201-8331